8/22/16

JG



ON

16021690

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2016
15 REGISTRATIONS BRANCH

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-23518 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2015 AND ENDING 06/30/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benjamin Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Veterans Memorial Highway, Suite 210
(No. and Street)

| Hauppauge | New York | 11788 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP
(Name – *if individual, state last, first, middle name*)

| 290 Broad Hollow Road | Melville | NY | 11747 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, William Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public


CRAIG THOMAS
NOTARY
My Comm. Expires
August 23, 2019
No. FF 911728
PUBLIC
STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BENJAMIN SECURITIES, INC.**
**TABLE OF CONTENTS**
**FOR THE YEAR ENDED JUNE 30, 2016**



NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Benjamin Securities, Inc.:

We have audited the accompanying statement of financial condition of Benjamin Securities, Inc. (the "Company") as of June 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Benjamin Securities, Inc. as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Melville, New York
August 12, 2016

Nawrocki Smith LLP

**BENJAMIN SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2016**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 4,584 |
| Due from clearing brokers | | 105,108 |
| Securities not readily marketable | | 4 |
| Other assets | | 11,408 |
| Total assets | $ | 121,104 |

| | | |
|---|---|---|
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 90,518 |
| Total liabilities | | 90,518 |
| **Commitments and Contingencies** (Notes 4 and 5) | | |
| **Stockholder's equity** (Note 6) | | |
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding | $ | 500 |
| Additional paid-in capital | | 3,689 |
| Retained earnings | | 26,397 |
| Total stockholder's equity | | 30,586 |
| Total liabilities and stockholder's equity | $ | 121,104 |

The accompanying notes are an integral part of this statement.

## BENJAMIN SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## FOR THE YEAR ENDED JUNE 30, 2016

### 1. Organization and Nature of Business

Benjamin Securities, Inc. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not clear trades or carry customer accounts. The Company has entered into clearing agreements with unaffiliated registered broker-dealers (the "clearing brokers") that are members of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing brokers are responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker.

### 2. Significant Accounting Policies:

**Basis of presentation -**
The accounting and reporting policies of the Company are in conformity with U.S. generally accepted accounting principles and prevailing practices within the broker-dealer industry.

**Use of estimates -**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Securities transactions -**
Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

**Commissions -**
Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker and customer purchases of insurance products.

**Statement of Cash Flows -**
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

### 3. Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs other than quoted prices include within level 1 that are observable for the asset of liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

**Cash and cash equivalents -**
The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values. Cash and cash equivalents are generally categorized in level 1 of the fair value hierarchy.

## 3. Fair Value Measurement (continued)

**Due from clearing brokers**
Deposits with clearing brokers consist of deposits of cash or other short term securities held by other clearing organizations or exchanges. The carrying amounts approximate their fair value due to their short term nature. This financial instrument generally has no stated maturities or has short-term maturities and carries interest rates that approximate market rates. Deposits with clearing brokers are generally categorized in level 1 of the fair value hierarchy.

## 4. Lease Commitment

The Company leases its premises under a lease expiring on December 31, 2018.
The Company's minimum annual rental commitment at June 30, 2016 is as follows:

| | |
|---|---|
| F/Y/E June 30, 2017 | $ 36,415 |
| F/Y/E June 30, 2018 | 37,520 |
| F/Y/E June 30, 2019 | 18,853 |
| Total | $ 92,788 |

## 5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. The activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company does not carry the accounts of their customers and does not process or safekeep customer funds or securities, and is therefore exempt from rule 15c3-3 of the Securities and Exchange Commission.

## 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio was 3.47 to 1. At June 30, 2016, the Company had net capital of $26,085, which was $20,050 in excess of its required net capital of $6,035.

## 7. Subsequent Events

The Company has evaluated subsequent events through August 12, 2016, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through August 12, 2016, that would require adjustment or disclosure in the financial statements.